

November 22, 2010

Don Ross, President
Harbor Island Development Corp.
2275 NW 150th Street, Unit B
Opa Locka, FL 33054

      Re: **Harbor Island Development Corp.**
              Amendment No. 4 for Registration Statement on Form S-1
              File No. 333-166522
              Filed on November 4, 2010

Dear Mr. Ross:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment one of our letter dated October 13, 2010 and we reissue it in part. It appears that you have raised additional funds through loans from Mr. Steve Ross on July 21, 2010 and September 23, 2010, yet your disclosures on pages eight and 26 indicate that you had a cash balance of $4,594 on both June 30, 2010 and October 31, 2010. Please revise the appropriate places in your registration statement to reconcile or explain this discrepancy. Further, please disclose the basis for your belief, as disclosed on page five, that you will be able to operate for four months without additional outside financing, assuming the management fees are deferred. On page 13, you indicate that you will be able to operate for three to four months only if the maximum offering proceeds are raised. Please revise to reconcile.

Risk Factors, page 7

2.   We note that you have disclosed several new promissory notes to Mr. Steve Ross, the brother of your sole officer. It appears that Mr. Steve Ross is now a major creditor to the Company. Please add a risk factor that quantifies the debt to a related party, and discloses the due date and the risk associated with repayment upon maturity.

Use of Proceeds, page 13

3.   We note that your audit fees and expenses range from $2,500 to $5,000 depending on the percentage of shares sold. Please explain to us why your audit fees and expenses are variable based on the percentage of shares sold and how your independent registered accounting firm maintains its independence if the fees are based on the amount of proceeds generated by the offering. Refer to Rule 2-01(c)(5) of Regulation S-X.

Description of Business, page 18

4.   We note your response to comment 14 of our letter dated October 13, 2010, and we reissue it. While you remove the language on page 22 of any prospective "rental of facility," you still reference a "physical operation." Please revise to clarify what you mean by a physical operation and if it refers to a retail store.

Management Discussion and Analysis, page 25
Liquidity and Capital Resources, page 25

5.   Please disclose why your repayment of notes payable in your Targeted Company Expenses table on page 26 does not include your recent loans, Exhibits 10.9 and 10.10, from Mr. Steve Ross, or revise.

6.   Please clarify whether the Targeted Company Expenses table includes your consulting fee to Mr. Gomez.   Also, please revise to clarify whether Mr. Gomez has been paid or what the payment terms will be. Further, please disclose the material terms of your consulting agreement here or another appropriate place in your prospectus.

7.   Please advise us whether Mr. Gomez is affiliated with a broker-dealer and disclose whether his consulting services include assistance with the distribution of your securities.

Financial Statements, page F-1

8.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X, and provide an updated consent from your independent registered public accounting firm.

Recent Sales of Unregistered Securities, page II-2

9.   Please advise us why you removed your disclosure concerning the initial issuance of 5,000,000 shares of common stock to Mr. Don Ross. It appears such disclosure is still required under Item 701 of Regulation S-K.

You may contact Steve Lo (202) 551-3394 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or me at (202) 551-3790 with any other questions.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

cc: Wade Huettel, Esq.
        Fax: (619) 330-1888